UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-282120) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 13, 2024, AS AMENDED, AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-183277) ORIGINALLY FILED WITH THE SEC ON AUGUST 13, 2012, AS AMENDED.

Information Contained in this Report

Manchester United secures land for new 100,000-seat stadium

Manchester United has secured the majority of the land required to build a new 100,000-seat stadium, marking a major milestone in the long-term vision to transform the Old Trafford area.

The new stadium – which will become the biggest sporting arena in the UK – will serve as a catalyst for the regeneration of the surrounding district, helping to create one of the most dynamic and globally significant sporting and entertainment destinations in the world.

The club acquired the 25-acre site, located approximately 350m north-west of the current stadium, from Indurent, a leading provider of industrial space and a Blackstone portfolio company. United will engage directly with businesses impacted by the plans to support them through the transition period.

The club has also worked in close collaboration with Trafford Council and the Old Trafford Regeneration Mayoral Development Corporation (OTRMDC) to ensure the location of the new stadium works cohesively with the wider Old Trafford regeneration strategy, ensuring optimum connectivity and the best possible experience for fans.

The 370-acre regeneration project is expected to deliver around 15,000 new homes, including affordable housing, create 48,000 new jobs locally and over 90,000 nationally, and add more than £7 billion a year to the UK economy.

Collette Roche, CEO, Manchester United’s New Stadium Development, said:

“Today’s news highlights the progress we’re making towards a world-class new home for Manchester United and represents a significant milestone as we move into the next phase of development.

“Being able to build so close to Old Trafford allows us to preserve the heritage, traditions and rituals that are so important to our fans. We are committed to building a world-class stadium with our supporters – not just for them – with atmosphere, affordability and accessibility at the heart of our thinking.

“This is a generational opportunity that is fully aligned with both local and national growth ambitions. Securing the right land for our new home has been absolutely critical, and the land we’ve acquired gives us the stage to deliver a truly world-class stadium that honours our past and is ready for our future.”

The OTRMDC will publish its vision for the Old Trafford Regeneration on Thursday 9 July, when further detail of the stadium site and formal consultation period will also be revealed.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements. These forward-looking statements are based on the current beliefs, expectations and assumptions of the Registrant’s management with respect to future events and are subject to a number of significant risks and uncertainties. It is important to note that the Registrant’s performance, and actual results, financial condition and business could differ materially from those expressed in such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or the negative of these words, variations thereof or similar expressions are intended to identify such forward-looking statements.

You should understand that forward-looking statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Registrant believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Registrant’s actual financial results or results of operations and could otherwise cause actual results to differ materially from those in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to the satisfaction of the conditions precedent to the consummation of the transactions described herein, as well as the various factors discussed in the “Risk Factors” section and elsewhere in the Registrant’s Registration Statement on Form F-1, as amended (File No. 333-182535), and in the Registrant’s Annual Report on Form 20-F (File No. 001-35627), as supplemented by the risk factors contained in the Registrant’s other filings with the SEC. All forward-looking statements contained herein are qualified by these cautionary statements. Except as required by law, the Registrant undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Except as required by law, the Registrant is not under any duty to update any of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026

MANCHESTER UNITED PLC

By:	/s/ Roger Bell
Name: Roger Bell
Title: Chief Financial Officer